O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KMANTEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2326

April 27, 2023

VIA EDGAR AND ELECTRONIC MAIL

Daniel Greenspan
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	Firsthand Technology Value Fund, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed April 4, 2023
Filed by Star Equity Fund, LP, et al. (collectively, “Star Equity”)
SEC File No. 814-00830

Dear Mr. Greenspan:

We acknowledge receipt of the oral comments (the “Comments”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with regard to the above-referenced matter. We have discussed the Comments with Star Equity and provide the following responses on its behalf.

For ease of reference, the Comments from the Staff are summarized in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Background to the Solicitation, page 5

1.	In the description of the November 29, 2022 conversation between Jeffrey Eberwein and Phil Mosakowski, please include a description of Mr. Eberwein’s position with Star Equity.

Star Equity acknowledges the Comment from the Staff and has revised the Proxy Statement accordingly. Please see page 5 of the Proxy Statement.

2.	The descriptions of the November 29, 2022 and April 3, 2023 conversations between Mr. Eberwein and Mr. Mosakowski state that they “discussed the status of the larger positions in the Company’s investment portfolio”. Please provide additional detail regarding the nature of these discussions.

Star Equity acknowledges the Comment from the Staff and has revised the Proxy Statement accordingly. Please see pages 5 and 6 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 27, 2023

Reasons for the Solicitation, page 8

3.	Please qualify the following statement by Star Equity’s opinion or belief: “The Company maintains several problematic governance practices that serve to entrench the Board and reduce accountability.”

Star Equity acknowledges the Comment from the Staff and has revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

4.	We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on any of the proposals. Please further clarify the explanation on why brokers do not have discretionary authority to vote on any of the proposals.

Star Equity acknowledges the Comment from the Staff and has revised the Proxy Statement accordingly. Please see page 18 of the Proxy Statement.

*     *     *

Please contact the undersigned with any further comments or questions. Thank you.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel

cc:	Jeffrey Eberwein, Star Equity Fund, LP